UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 25, 2021 (August 23, 2021)

CORE-MARK HOLDING COMPANY, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-51515	20-1489747
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1500 Solana Boulevard, Suite 3400
Westlake, Texas	76262
(Address of principal executive offices)	(Zip Code)

(940) 293-8600

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, $0.01 par value	CORE	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) Compensatory Arrangements of Certain Officers.

On August 23, 2021, the Board of Directors (the “Board”) of Core-Mark Holding Company Inc. (the “Company”) approved the Core-Mark Holding Company, Inc. Executive Change in Control Severance Pay Plan (the “Executive Severance Plan”) in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated as of May 17, 2021, by and among the Company, Performance Food Group Company, Longhorn Merger Sub I, Inc., and Longhorn Merger Sub II, LLC (the “Merger Agreement”), including the merger of Longhorn Merger Sub I, Inc. with and into the Company (the “merger”).

Under the Executive Severance Plan, employees of the Company with the title of Vice President, Senior Vice President or Executive Vice President (“participants”) are eligible for severance in the event of a participant’s termination of employment by the Company without “cause” or by the participant for “good reason” during the period commencing on the effective time of the merger and ending on the date that is twelve (12) months thereafter (a “Qualifying Termination”).

The Executive Severance Plan provides that participants are eligible to receive a cash severance payment upon a Qualifying Termination, the amount of which is determined based on the participant’s years of service with the Company, as set forth in the following table:

•	Less than 2 years of service – 2 months of base salary and target bonus.

•	Between 2 and 5 years of service – 4 months of base salary and target bonus.

•	Between 5 and 10 years of service – 8 months of base salary and target bonus.

•	Between 10 and 20 years of service – 12 months of base salary and target bonus.

•	More than 20 years of service – 18 months of base salary and target bonus.

Additionally, Vice Presidents and Senior Vice Presidents are eligible for a minimum benefit payment equal to 12 months of base salary and target bonus and Executive Vice Presidents are eligible for a minimum benefit of payments equal to 18 months of base salary and target bonus. No severance payment will exceed 18 months of base salary and target bonus. Participants are also entitled to receive a prorated bonus for the year in which a Qualifying Termination occurs, with the amount of such prorated bonus equal to the product of (a) the participant’s target bonus for the year in which the Qualifying Termination occurs, and (b) a fraction, the numerator of which is the number of days from January 1 through the date of the Qualifying Termination, and the denominator of which is 365. In addition, upon a Qualifying Termination, the Company will provide reimbursement for the cost of COBRA premiums for the number of months for which the participant receives the severance payments.

All severance benefits under the Executive Severance Plan are conditioned on the participant signing and not revoking a general release of claims. The Executive Severance Plan does not provide for any excise tax gross-up payments.

The foregoing description of the Executive Severance Plan does not purport to be complete and is qualified in its entirety by reference to the complete copy of the Executive Severance Plan attached hereto as Exhibit 10.1.

Item 5.07	Submission of Matters to a Vote of Security Holders.

On August 25, 2021, the Company held a special meeting of the Company’s stockholders (the “Special Meeting”), at which holders of 38,293,588 shares of common stock were present in person or by proxy, representing 84.8% of the voting power of the shares of the Company’s common stock as of July 13, 2021, the record date for the Special Meeting, and constituting a quorum for the transaction of business. Each of the proposals listed below is described in more detail in the definitive proxy statement/prospectus filed July 14, 2021, and incorporated herein by reference. A summary of the voting results at the Special Meeting for each of the proposals is set forth below:

1. Merger Agreement Proposal. The stockholders adopted the Merger Agreement. The voting results for this proposal were as follows:

For	Against	Abstain	Broker Non-Votes
35,180,907	3,054,606	58,075	0

2. Merger-Related Compensation Proposal. The stockholders approved, on a non-binding advisory basis, compensation payable to executive officers of the Company in connection with the proposed transactions. The voting results for this proposal were as follows:

For	Against	Abstain	Broker Non-Votes
37,155,543	1,068,836	69,209	0

3. Core-Mark Adjournment Proposal. The stockholders voted to allow the chairman of the Special Meeting to adjourn the Special Meeting from time to time, if necessary or appropriate, (a) due to the absence of a quorum, (b) to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Merger Agreement Proposal or (c) to allow reasonable additional time for the filing and mailing of any required supplement or amendment to the accompanying proxy statement/prospectus, and the review of such materials by Company stockholders. Adjournment of the Special Meeting was not necessary or appropriate because there were sufficient votes at the time of the Special Meeting to approve the Merger Agreement Proposal and no additional time was required to timely provide any supplement or amendment to the proxy statement/prospectus. The voting results for this proposal were as follows:

For	Against	Abstain	Broker Non-Votes
35,476,342	2,753,394	63,852	0

Item 8.01	Other Events.

As previously announced on August 5, 2021, the Board approved a $0.13 cash dividend per share. On August 23, 2021, the Board approved a revised payment date for the cash dividend of August 30, 2021. The cash dividend will be paid to stockholders of record as of the close of business on August 20, 2021.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

10.1	Core-Mark Holding Company, Inc. Executive Change in Control Severance Pay Plan

104	Cover Page Interactive Data file (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Core-Mark Holding Company, Inc.

Date: August 25, 2021	By:	/s/ SCOTT E. McPHERSON
	Name:	Scott McPherson
	Title:	President & Chief Executive Officer

Exhibit 10.1

CORE-MARK HOLDING COMPANY, INC.

EXECUTIVE CHANGE IN CONTROL SEVERANCE PAY PLAN

1. PURPOSE

This Core-Mark Holding Company, Inc. Executive Change in Control Severance Pay Plan (the “Plan”) provides severance protection for Covered Employees in the event of termination of employment under certain circumstances following a Change in Control. Capitalized terms shall have the meanings as set forth herein and in Section 6 of the Plan.

2. EFFECTIVE DATE

The Plan shall be effective upon adoption by the Board, but shall only be applicable with respect to a Qualified Termination during the Protection Period. The Plan shall supersede any other Company severance pay plan, policy or guidelines, whether formal or informal, that may have previously applied to a Covered Employee, for a termination that occurs during the Protection Period.

3. ELIGIBILITY

(a) Covered Employees. All employees of the Company with the title of Vice President, Senior Vice President or Executive Vice President (each a “Covered Employee”), are eligible to participate in the Plan. Each Covered Employee shall receive a participation letter setting for the terms and conditions of the individual’s benefits under the Plan (“Participation Letter”).

(b) Protection Period. Covered Employees are eligible to receive severance benefits under the Plan if the employment of a Covered Employee is terminated during the Protection Period under the circumstances provided in Section 4(a) below. For purposes of the Plan, the “Protection Period” is the period commencing on the Change in Control Date and ending on the date that is twelve (12) months thereafter.

4. TERMINATION

(a) Qualified Termination. A Covered Employee shall be eligible to receive severance benefits only in the event that during the Protection Period, (i) the Covered Employee is terminated from employment by the Company without Cause or (ii) the Covered Employee terminates from employment with the Company for Good Reason (a “Qualified Termination”).

(b) Nonqualified Termination. A Covered Employee shall not be eligible to receive severance benefits if the Covered Employee (i) is terminated from employment by the Company for Cause, (ii) terminates from employment by reason of death or disability, (iii) voluntarily terminates from employment without Good Reason or (iv) is terminated from employment for any reason at a time that is not during the Protection Period. Following the Protection Period, a Covered Employee shall be eligible to participate in any severance pay plan that the Company may have in effect and for which the individual is eligible under the terms of such plan.

5. SEVERANCE BENEFITS

(a) Severance Benefits. If a Covered Employee becomes entitled to receive severance benefits upon a termination of employment as provided in Section 4(a) above (an “Eligible Employee”), the following shall apply:

(i) Severance Payment. Upon a Qualified Termination, subject to this Section 5, the Eligible Employee shall be entitled to receive cash severance payments based on such Eligible Employee’s Years of Service with the Company as follows and subject to the minimum benefits below:

A.	Less than 2 Years of Service – Payments equal to 2 months of the Eligible Employee’s Base Salary and Target Bonus.

B.	Between 2 and 5 Years of Service – Payments equal to 4 months of the Eligible Employee’s Base Salary and Target Bonus.

C.	Between 5 and 10 Years of Service – Payments equal to 8 months of the Eligible Employee’s Base Salary and Target Bonus.

D.	Between 10 and 20 Years of Service – Payments equal to 12 months of the Eligible Employee’s Base Salary and Target Bonus.

E.	More than 20 Years of Service – Payments equal to 18 months of the Eligible Employee’s Base Salary and Target Bonus.

Notwithstanding the foregoing, Vice Presidents and Senior Vice Presidents shall be eligible for a minimum benefit of payments equal to 12 months of the Eligible Employee’s Base Salary and Target Bonus and Executive Vice Presidents shall be eligible for a minimum benefit of payments equal to 18 months of the Eligible Employee’s Base Salary and Target Bonus. No severance payment under this Section 5(i) shall exceed 18 months of the Eligible Employee’s Base Salary and Target Bonus.

(i) Prorated Bonus Payment. Upon a Qualified Termination, subject to this Section 5, the Eligible Employee shall be entitled to receive an amount equal to the product of (A) the Eligible Employee’s Target Bonus for year in which the Eligible Employee’s Termination Date occurs, and (B) a fraction, the numerator of which is the number of days from January 1 through the Termination Date, and the denominator of which is 365.

(ii) Benefits Continuation. If an Eligible Employee elects under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) to continue medical coverage following such Eligible Employee’s Termination Date, for the number of months to which the Eligible Employee receives severance benefits under Section 5(a)(i) above, the Company will reimburse the Eligible Employee for the Eligible Employee’s cost of COBRA premiums in an amount equal to the monthly insurance premium cost paid by the Company for active employees with similar coverage.

Any cash severance payable to an Eligible Employee under this Section 5(a) shall be paid, subject to the execution of a Release as described in Section 5(b) below, on the first regularly scheduled payroll date following the sixtieth (60th) day after the Eligible Employee’s Termination Date.

(b) Release of Claims. As a condition of the Eligible Employee’s receipt of the severance payments and benefits provided under this Section 5, the Eligible Employee shall be required to execute, and shall not revoke, a release of claims in a standard form generally used by the Company in connection with a termination of employment with respect to employment-related claims (the “Release”).

6. DEFINITIONS

(a) “Base Salary” means the Covered Employee’s gross annualized rate of base salary in effect as of the Termination Date before any deductions, exclusions or any deferrals or contributions under any employee benefit plan, provided, that for purposes of the Plan, any change in Base Salary giving rise to a Qualified Termination for Good Reason shall be disregarded and shall not be less than the rate in effect immediately prior to the Change in Control Date.

(b) “Board” means the Board of Directors of the Company.

(c) “Cause” means (i) the Covered Employee’s conviction of or plea of guilty or nolo contendere with respect to any crime constituting a felony in the jurisdiction involved (whether or not involving the Company); (ii) the Covered Employee engaging in any wrongful act or act of moral turpitude that would be reasonably likely to materially harm the business or reputation or business relationships of the Company or the Covered Employee; (iii) willful misconduct or gross neglect in the performance of the Covered Employee’s duties; (iv) any willful failure or refusal to perform such duties as may reasonably be assigned to the Covered Employee by the Company; or (v) a material breach by the Covered Employee of any provision of any agreement with the Company or the published policies of the Company, as amended from time to time, provided that the nature of such breach shall be set forth with reasonable particularity in a written notice to the Covered Employee who shall have ten (10) days following delivery of such notice to cure such alleged breach, provided that such breach is, in the reasonable discretion of the Board, susceptible to a cure.

(d) “Change in Control” shall have the meaning ascribed to such term in the Core-Mark Holding Company, Inc. 2019 Long-Term Incentive Plan.

(e) “Change in Control Date” means the date as of which the Change in Control is consummated.

(f) “Code” means the Internal Revenue Code of 1986, as amended.

(g) “Company” means Core-Mark Holding Company, Inc., a Delaware corporation, and any successor thereto.

(h) “Covered Employee” shall have the meaning ascribed to such term in Section 3(a).

(i) “Eligible Employee” shall have the meaning ascribed to such term in Section 5(a).

(j) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(k) “Good Reason” shall mean, without the Covered Employee’s consent: (i) a material reduction in the Covered Employee’s duties, responsibilities or title with the Company as in effect immediately prior to a Change in Control; (ii) a material reduction in the Covered Employee’s annual base salary or annual performance bonus opportunity as in effect immediately prior to a Change in Control; or (iii) a relocation of the Covered Employee’s primary place of work to a location more than fifty (50) miles from the Covered Employee’s work location at the time of a Change in Control; provided, however, that the events described in clauses (i), (ii), and (iii) hereof shall constitute Good Reason only if the Covered Employee gives notice to the Company of such Good Reason condition within thirty (30) days of such condition first occurring and the Company fails to cure any such event within thirty (30) days after receipt from the Covered Employee of written notice of the event which constitutes Good Reason; provided, further, that the Covered Employee’s termination of Service must occur within ten (10) days of the end of the Company’s cure period.

(l) “Participation Letter” shall have the meaning ascribed to such term in Section 3(a).

(m) “Target Bonus” means the Covered Employee’s target bonus percentage of Base Salary in the year in which the Termination Date occurs, provided, that any change in Target Bonus giving rise to a Qualified Termination for Good Reason shall be disregarded and shall not be less than the Target Bonus in effect immediately prior to the Change in Control Date.

(n) “Termination Date” means the date on which the Covered Employee incurs a termination of employment as described in Section 4(a).

(o) “Year of Service” means each full or partial year of service with the Company commencing on the Covered Employee’s date of hire by the Company and any anniversary thereof. A partial year of service with the Company will be treated as a full year of service.

7. TAX PROVISIONS

(a) Withholding Taxes. All severance payments and benefits under the Plan are subject to all applicable federal, state and local tax withholding and shall be treated as taxable income to the Eligible Employee, to the extent required by law.

(b) Section 409A. The Plan and all payments under the Plan are intended to be exempt from, or otherwise comply with, Section 409A of the Code (“Section 409A”), after giving effect to the exemptions in Treasury Regulation Sections 1.409A-1(b)(3) through (b)(12). This Plan shall be administered, interpreted and construed in a manner consistent with that intent. If any provision of the Plan or the payment of any benefit under the Plan is found not to be exempt from and found not to comply with, the provisions of Section 409A, it shall be modified and given effect, in the sole discretion of the Plan Administrator and without requiring the Participant’s consent, in such manner as the Plan Administrator determines is necessary or appropriate to effectuate an exemption from, or to comply with, Section 409A. Each payment under the Plan shall be treated as a separate identified payment for purposes of Section 409A. If a payment obligation under the Plan constitutes “deferred compensation” (as defined in Treasury Regulation section 1.409A-1(b)(1), after giving effect to the exemptions in Treasury Regulation Sections 1.409A-1(b)(3) through (b)(12)), it shall be payable only after the Eligible Employee’s “separation from service”

as defined by Section 409A; provided, however, that if the Eligible Employee is a “specified employee” (as defined under Treasury Regulation Section 1.409A-1(i)), any such payment that is subject to Section 409A and that is scheduled to be paid within six months after such separation from service shall accrue without interest and shall be payable beginning on the first day of the seventh month beginning after the date of the Eligible Employee’s separation from service or, if earlier, within fifteen (15) days after the appointment of the personal representative or executor of the Eligible Employee’s estate following the Eligible Employee’s death. Any payments provided under the Plan on or before March 15th of the calendar year following the Eligible Employee’s “separation of service,” as defined by Section 409A, will be treated as a short-term deferral under Treasury Regulation § 1.409A-1(b)(4). Notwithstanding the foregoing, the Company makes no representation that any or all of the payments described in this Plan will be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such payment; the Eligible Employee will be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

(c) Section 280G. In the event that it is determined that any payments or benefits provided under the Plan to an Eligible Employee, together with any payments or benefits to be provided under any other plan, program, arrangement or agreement, would constitute “parachute payments” within the meaning of Section 280G of the Code and would, but for this Section 7(c), subject any Eligible Employee to the excise tax imposed under Section 4999 of the Code (or any successor provision thereto) or any similar tax under state or local law or any interest or penalties with respect to such taxes (the “Excise Tax”), then the amounts of any such payments or benefits under the Plan and such other arrangements shall be either (i) paid in full or (ii) reduced to the minimum extent necessary to ensure that no portion of the payments or benefits is subject to the Excise Tax, whichever of the foregoing (i) or (ii) results in the Eligible Employee’s receipt on an after-tax basis of the greatest amount of payments and benefits after taking into account the applicable federal, state, local and foreign income, employment and excise taxes (including the Excise Tax). Any determination required under this Section 7(c) shall be made in writing in good faith by a nationally recognized public accounting firm selected by the Company.

8. MODIFICATION OR TERMINATION

The Board reserves the right to amend, modify, or terminate the Plan at any time prior to the Change in Control Date. The Plan may not be amended in any manner that is adverse to a Covered Employee following the Change in Control Date.

9. MISCELLANEOUS

(a) Interpretation. The construction and administration of the Plan shall be in accordance with the laws of the state of Delaware applicable to contracts made and to be performed within the state of Delaware (without reference to its conflicts of law provisions).

(b) No Right to Continued Employment. Nothing contained in this Plan shall be held or construed to create any liability upon the Company to retain any employee in its service or to change the employee-at-will status of any employee. All employees shall remain subject to discharge or discipline to the same extent as if the Plan had not been put into effect. An employee’s failure to qualify for or receive a severance and/or benefits hereunder shall not establish any right to (i) continuation or reinstatement, or (ii) any benefits in lieu of severance and/or benefits.

(c) Successors and Assigns. The Plan shall be binding upon the Company and its successors and assigns, whether as a result of a Change in Control or otherwise.

(d) Severability. Should any provision or portion of the Plan be deemed or held to be invalid, illegal or unenforceable for any reason, the same shall not invalidate or otherwise affect any other provisions of the Plan, and the Plan shall be construed as if the invalid, illegal or unenforceable provision or portion of the Plan had never been contained herein.